Exhibit 8.2

上海市淮海中路1010号嘉华中心45层 邮政编码 200031

45/F, K. Wah Centre, 1010 Huaihai Road (M), XuHui District, Shanghai 200031, China

电话 : (86-21)5404-9930  传真: (86-21)5404-9931

TEL : (86-21)5404-9930   FAX: (86-21)5404-9931

To:	China Index Holdings Limited
Fr:	Lawrence Hu Partner Jingtian & Gongcheng
Re:	PRC Tax Consequences of Separation and Distribution

PRC Tax Consequences of Separation and Distribution

This memorandum is to set forth the PRC tax consequences of Separation and Distribution, i.e. whether Fang and Fang’s equity holders shall be subject to PRC tax for Separation and Distribution.

1.	Background

1.1

Fang, a US-listed company, intended to spin off its business providing a comprehensive suite of real estate information and analytics services and one-stop marketing solution services, which are largely data-driven. Fang announced that it intends to effect the spin-off through a pro rata distribution of ordinary shares (including those represented by ADSs) in China Index Holdings Limited (the “CIH”), the listing vehicle that holds the assets and liabilities associated with the spun-off business, to Fang’s equity holders (the “Separation and Distribution”).

1.2

The CIH is a holding company that does not have any substantive operations. It primarily conducts its business and operation through its subsidiaries in Hong Kong and China. Among others, China Index Academy Limited, is a wholly-owned subsidiary incorporated under the laws of Hong Kong; and Beijing Zhong Zhi Shi Zheng, is a wholly-owned subsidiary established under the laws of the PRC.

2.	Analysis

2.1	Fang may not be subject to PRC tax for its listing purpose

Pursuant to the SAT’s Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises (‘‘Bulletin 7’’), an ‘‘indirect transfer’’ of Chinese interests by a non-resident enterprise may be recharacterized and treated as a direct transfer of Chinese taxable assets if such arrangement does not have reasonable commercial purpose and the transferor has avoided payment of Chinese enterprise income tax. Implementation Regulations of China Enterprise Income Tax Law defines “not having reasonable commercial purpose” as decreasing, avoiding and deferring the tax as the main purpose. As a result, gains derived from such an indirect transfer may be subject to Chinese enterprise income tax at a rate of 10%.

In the present case, the Separation and Distribution may not be deemed as without reasonable commercial purpose. This is because: (1) we tend to think that the Separation and Distribution is made to facilitate the listing rather than for tax-related considerations; (2) CIH serves as a listing vehicle instead of a pure shell company; (3) China Index Academy Limited was established in 2007, more than 10 years ago, and it conducts business in its name, such as entering into commercial agreements with other parties in the field in which it engages except for its maintenance purpose. In other words, it does not intend to serve as a middle company for an indirect transfer in the future.

However, there are still significant uncertainties regarding the circumstances in which the tax will apply and there can be no assurances that the Chinese tax authorities will not seek to impose this tax on Fang. This is because: (1) the main purpose test of a transfer is quite discretional in nature. As for the Separation and Distribution, although a listing is initiated in the meanwhile, we cannot exclude the possibility that the tax authority think the Separation and Distribution is mainly for the purpose of a transfer of the title to the equity in CIH; (2) except extreme cases (i.e. which would be directly deemed as with/without reasonable commercial purpose), Bulletin 7 provides couple of factors in assessing the commercial purpose, but it does not specify in which exact situations an indirect transfer would be regarded as with/without reasonable commercial purpose. Therefore, it is still uncertain if the Separation and Distribution would fall into the scope of the extreme cases and if the Separation and Distribution would be regarded as with/without reasonable commercial purpose according to the assessment of the factors related to the Separation and Distribution, provided that the extreme cases would not apply.

2.2	PRC Tax Consequences to Holders of Receipt of CIH’s Ordinary Shares or ADSs

Fang’s equity holders are not expected to recognize gain or loss for Chinese tax purposes on receipt of the CIH’s ordinary shares or ADSs in the distribution. Fang’s equity holders should not be subject to any Chinese withholding or reporting obligations on such receipt, provided that the distribution is not recharacterized and taxed under Bulletin 7, and that we are not regarded as a China resident enterprise at the time of the distribution.

However, if the Separation and Distribution is recharacterized and taxed under Bulletin 7, Fang’s equity holders, as the transferees of the CIH’s shares or ADSs, may in principle be required to withhold their proportionate share of the Chinese enterprise income tax payable by Fang on the capital gains Fang is deemed to have realized on the indirect transfer of Chinese interests, although there are arguments against the imposition of such a withholding obligation. If a withholding obligation were deemed to apply, and the Chinese tax authorities sought to enforce such withholding obligation, failure on the part of Fang’s shareholders or ADS holders to withhold as required by Bulletin 7 could result in the imposition of penalties on such shareholders or ADS holders.

We hope the above is helpful and please feel free to let us know should you have any inquiries.